Confidential Treatment Request by Heartland Express, Inc.

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED VIA EDGAR HAVE BEEN OMITTED AND PROVIDED SEPARATELY TO THE SEC UNDER A SEPARATE COVER. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED IN THE EDGAR VERSION WITH THE FOLLOWING PLACEHOLDER “[***]”

March 19, 2015

VIA EDGAR AND UPS

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:    Ms. Melissa Raminpour, Branch Chief
Ms. Beverly Singleton
Ms. Claire Erlanger

Re:
Securities and Exchange Commission (“SEC”) Comment Letter dated March 6, 2015 regarding Heartland Express, Inc. (the "Company," "Heartland," "we," "us," or "our") Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 3, 2014, File No. 0-15087 (the "Form 10-K") and Form 10-Q for the Quarter Ended September 30, 2014 filed November 5, 2014, File No. 0-15087 (the "Form 10-Q") and response dated December 16, 2014, (the "Response")

Dear Ms. Raminpour, Ms. Singleton, and Ms. Erlanger:

The following is in response to the comments and requests we received from the staff of the Division of Corporation Finance (the "Staff") of the SEC, dated March 6, 2015, related to the Form 10-K, the Form 10-Q, and the Response. We have today electronically filed with the SEC this response to your letter. A courtesy copy of the filing has been forwarded to Ms. Singleton and Ms. Erlanger via email transmission at the email addresses listed above. For your convenience, we have included the text of the Staff's comments from the SEC comment letter in bold immediately followed by the Company's response.

Form 10-K for the Fiscal Year Ended December 31, 2013

Note 1. Significant Accounting Policies

Segment Information, page F-7

1.
Please explain to us in detail the factors you consider in determining which contracts you will accept, in setting the freight price for each contract, and in assigning the tractors and trailers to the routes. Also, please explain to us the cost considerations, if any, included in your decision to use owned fleet versus independent contractors' tractors and who is responsible for all associated expenses, including financing costs, fuel, maintenance, insurance, and highway use taxes in each case.

Response: [***]

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Confidential Treatment Request by Heartland Express, Inc.

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Confidential Treatment Request by Heartland Express, Inc.

2.
We note that you use consolidated financial information to evaluate operating performance of the business and to allocate resources. Please help us understand why consolidated revenue and cost information is sufficient to allocate resources and assess performance - that is, why you do not need more disaggregated revenue and cost information. In this regard, please tell us whether significant costs vary based on the type of transportation service or region. Please also tell us whether each regional distribution center or terminal represents a separate cost center.

Response: [***]

3. Please explain to us how you hold your regional distribution centers or terminals accountable for their performance. We note from page 2 of the Form 10-K that you operate nineteen specialized regional distribution operations that contain office and shop facilities, and that these operating locations are strategically located to concentrate on regional freight movements generally within a 500-mile radius of the regional terminals and are designed to meet the needs of significant customers in those regions. Please explain to us how you evaluate whether each regional distribution center is meeting the operating performance financial targets set by the CODM or regional vice presidents. Also, please tell us the nature of the financial information used to evaluate the profitability of each region.

Response: [***]

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Confidential Treatment Request by Heartland Express, Inc.

4.	Please tell us the factors or financial information you consider when deciding that a specific regional distribution center is to be closed.

Response: [***]

5.	To the extent cost information is available at a level lower than the consolidated level, please tell us what is available, how it is used, and the individuals using the information.

Response: [***]

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Confidential Treatment Request by Heartland Express, Inc.

6.
We have reviewed your response to prior comment 2 and the segment footnote disclosure in Note 3 to the Form 10-Q for the quarter ended September 30, 2014. Your disclosure suggests that you are organized around differences in transportation services, but that these services do not meet the definition of a segment. However, it appears that you may also be organized around your regional distribution centers or terminals, but your disclosures do not state whether they meet the definition of an operating segment and whether they are managed on a combined basis. Please clarify. See ASC 280-10-50-21.

Response: [***]

Form 10-Q for the Quarter Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

7.
We have reviewed your response to our prior comment 3 from your letter dated November 5, 2014. As the acquisition of GTI was not an internal growth business, but rather an external acquisition of a similar line of business, please explain by revising your discussion in terms of the amount of revenues from the acquisition growth due to GTI being acquired and that of internal growth from existing business or customers in your legacy asset based dry-van truckload services as we previously requested.

Response: [***]

In connection with responding to the Staff's comments, the Company acknowledges that:

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Confidential Treatment Request by Heartland Express, Inc.

•The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

•	Staff comments, or changes to the Company's disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your assistance in the Company's compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company's filings. Should you have any questions or comments regarding the Company's responses, please contact me by phone at (319) 626-3600 or by fax at (319) 626-3619.

Sincerely,
/s/ John P. Cosaert
John P. Cosaert
Chief Financial Officer
cc: Mr. Michael J. Gerdin
Mr. Jerry Borowick, KPMG LLP
Ms. Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.

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